

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 5, 2009

Via U.S. Mail and facsimile to (630) 574-1904

Mr. Daniel M. Hamburger
Chief Executive Officer
DeVry Inc.
One Tower Lane, Suite 1000
Oakbrook Terrace, Illinois 60181

> **Re:** **DeVry Inc.**
> **Form 10-K for the fiscal year ended June 30, 2008**
> **Filed August 27, 2008**
> **File No. 001-13988**

Dear Mr. Hamburger:

   We have reviewed your letter submitted on April 20, 2009 in response to our comment letter dated March 24, 2009, and we have the following comments. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions that you may have about our comments or any other aspect of our review.

Form 10-K for the Fiscal Year ended June 30, 2008

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 12

How the Compensation Committee Determined Executive Compensation, page 13

1.   We note your responses to Comments 4 and 5. You state that you used peer group data from the compensation surveys to obtain a general understanding of current compensation practices but not to base, justify, or provide a framework for compensation decisions. We understand that you did not target any specific percentile or range in setting compensation for your NEOs. However, your disclosure regarding the use of the compensation surveys indicates that you went beyond obtaining a general understanding of current compensation practices. For instance, in the second sentence of the second full paragraph on page 15 and on the top of page 18, you state that the Compensation Committee used Sibson

Consulting's peer group information to set CEO compensation. Also, in the fourth full paragraph on page 17, you used peer group salaries to make sure that your salaries and total compensation were competitive with the market. You further state, in the second paragraph on page 18, that an evaluation of your NEOs' salary "relied extensively" on peer group data. Please advise how your use of compensation surveys and peer group data did not provide a basis, justification, or framework for compensation decisions.

2.   We note your response to Comment 6. Please specifically address how disclosure of past performance targets could easily allow inferences to current-year performance targets. Further, please address how disclosure of prior year's organization-wide revenue and earnings per share goals would reveal growth trends and operating margins.

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Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director